UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

In connection with Medigus Ltd.'s, or the Company, annual general meeting to be convened on September 20, 2018, or the Meeting, the Company hereby furnishes herewith as exhibit 99.1 a letter to the shareholders by the board of directors relating to the proposals to be voted upon at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: September 7, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Shareholders letter by the board of directors of Medigus Ltd., dated September 7, 2018.

-3-